

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2010

Mr. Robert P. Potter
Vice President and Chief Accounting Officer
drugstore.com, inc.
411 108th Avenue NE, Suite 1400
Bellevue, Washington 98004

> **Re: drugstore.com, inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **Schedule 14A Filed on April 30, 2010**
> **File No. 000-26137**

Dear Mr. Potter:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 15. Exhibits, Financial Statement Schedules.

1. Please provide us with a detailed analysis supporting your determination that you are not required to file your agreement with Medco Health Solutions as an exhibit to your Form 10-K. Alternatively, file the agreement as an exhibit.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Note 5. Acquisition of Salu, page 6

2. You disclose in a press release filed on Form 8-K on December 28, 2009 that you acquired
    Salu, a leading e-commerce seller of premium brands of skin care and beauty products
    typically found only in luxury spas, fine stores and dermatologist offices.   It appears that you
    have not allocated purchase price to acquired customer lists and noncontractual customer
    relationships in the U.S., Australia and Korea as a result of this acquisition. The customer
    lists and customer relationships data would appear to include at a minimum the names and
    addresses of Salu's customers, their customers' purchasing history and the revenue and
    profitability generated per customer of Salu's premium brands. Please provide us an analysis
    supporting your conclusion that these customer relationship intangibles have no value.
    Please reference ASC 805-20-55-3 and ASC 805-20-55-20 in your response.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds, page 30

3. Please explain why you have not included disclosure related to the issuance of securities
    in the acquisition of Salu, Inc.

Schedule 14A
Compensation Review Cycle, page 43

4. We note your disclosure concerning performance-related compensation made to your
    named executive officers, including your statement that each named executive officer had
    performance objectives for the fiscal year and was assigned a rating as part of his or her
    annual evaluation. Please expand your disclosure to discuss the specific objectives for
    each of your officers as well, as well as the level of achievement and how the level of
    achievement determined the ratings and/or individual performance adjustment.

2009 Summary Compensation Table, page 52

5. Please verify the amounts paid to each Named Executive Officer reflected in this table
    and explain how these calculations were made in light of the disclosure included in your
    CD&A. For example, this table displays a non-equity incentive plan compensation award
    to your Chief Executive Officer of $1,400,000. However, the salary paid to your Chief
    Executive Officer in 2009 totaled $538,594 and the disclosure of how this award was
    granted indicates that it would have been 240% of salary, or slightly less than $1,300,000.
    Similarly, your Chief Financial Officer should have been paid a bonus totaling 46% of
    his 2009 salary of $215,427, or slightly more than $99,000, but the award reflected in the
    table is nearly $110,000.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in
the filings to be certain that the filings include the information the Securities Exchange Act of

Mr. Robert P. Potter
drugstore.com, inc.
July 12, 2010
Page 3

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Gus Rodriguez, Branch Chief, at (202) 551-3752 if you have any questions regarding the processing of your response as well as any questions regarding the comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 regarding other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant